Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

International Assets Holding Corporation:

We consent to the incorporation by reference in Registration Statement on Form S-8 (No. 333-108332) and the Registration Statement on Form S-8 (File No. 333-142262) of International Assets Holding Corporation and Subsidiaries of our report dated December 12, 2007, relating to the consolidated balance sheets of International Assets Holding Corporation and Subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2007, which report appears in the Annual Report on Form 10-K of International Assets Holding Corporation for the fiscal year ended September 30, 2007.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey

December 12, 2007